# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ampco-Pittsburgh Corporation, CIK 0000006176
CUSIP: 032037103
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania (PA), 15106
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001351834
Persons authorized to receive notices and communications: Jennifer L. Gloff, The Louis Berkman Investment Company, 600 Grant Street, Suite 3230, Pittsburgh, Pennsylvania (PA), 15219-2704, (412) 652-9480

## Reporting persons
- The Louis Berkman Investment Company (CIK 0001351834): type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); source of funds: working capital (WC), bank loan (BK); sole voting power 3,127,792; shared voting power 0; sole dispositive power 3,127,792; shared dispositive power 0; aggregate amount beneficially owned 3,127,792 (15.39% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Ampco-Pittsburgh Corporation
Address of issuer's principal executive offices: 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania (PA), 15106
Comment: This Amendment No. 8 to Schedule 13D ("Amendment") amends and supplements the Schedule 13D filed on April 28, 2006 by The Louis Berkman Investment Company, an Ohio corporation ("LBIC"), with respect to the Common Stock, par value $1.00 per share ("Common Shares"), of the Ampco-Pittsburgh Corporation (the "Issuer"), as amended by Amendment No. 1 thereto filed on July 5, 2007, Amendment No. 2 thereto filed on December 26, 2007, Amendment No. 3 thereto filed on February 2, 2009, Amendment No. 4 thereto filed on April 10, 2018, Amendment No. 5 thereto filed on September 22, 2020, Amendment No. 6 thereto filed on March 1, 2022 and Amendment No. 7 thereto filed on November 28, 2022.

## Item 2. Identity and Background
Name of person filing: The Louis Berkman Investment Company
Residence or business address: 600 Grant Street, Suite 3230, Pittsburgh, Pennsylvania 15219-2704
Present principal occupation or employment: The Louis Berkman Investment Company ("LBIC") is an investment holding company incorporated in the state of Ohio. The names, addresses and principal occupations of the directors and executive officers of LBIC are set forth in Appendix A attached hereto. Such information is incorporation herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor any of the directors and executive officers of LBIC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor any of the directors and executive officers of LBIC have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: All directors and executive officers of LBIC are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds for LBIC's purchase of the Common Shares (as further described in Item 4) consisted of $248,316.40 in cash.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment is being filed to report the purchase by LBIC of 93,000 common shares of the Issuer ("Common Shares") for a weighted average of $2.67 per whole Common Share on November 17, 2025 for investment purposes.
Except as set forth herein, the Reporting Person filing this Amendment has no plans or proposals that relate to or would result in any of the actions or events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person with respect to Rows 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference. Share percentage calculations in this Schedule are based on 20,326,389 Common Shares outstanding as of November 7, 2025 as reported in the Issuer's Quarterly Report filed with the SEC on November 12, 2025, including the share percentage calculation of the Reporting Person's 15.39% ownership.
Transactions in the class effected during the past sixty days: Purchase by LBIC of 93,000 Common Shares for a weighted average of $2.67 per whole Common Share on November 17, 2025 for investment purposes.
Other persons with the right to receive dividends or sale proceeds:
As of the date of this report, Mr. Laurence Paul, a Director and President of LBIC, beneficially owns 84,368 Common Shares of the Issuer (excluding Common Shares owned by LBIC), which includes 12,728 shares of restricted stock of the Issuer. Mr. Laurence Paul has sole voting power over 84,368 shares and dispositive power over 71,640 shares.

As of the date of this report, Mr. Stephen Paul, a Director of the Issuer and a Director and President of LBIC, beneficially owns 112,764 Common Shares of the Issuer (excluding Common Shares owned by LBIC). Mr. Stephen Paul has sole voting and dispositive powers over these 112,764 Common Shares.

## Signatures
- The Louis Berkman Investment Company: /s/ Jennifer L. Gloff, Jennifer L. Gloff, Chief Financial Officer and Treasurer (11/26/2025)